UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON DECEMBER 17TH, 2014

DATE, TIME AND PLACE:

December 17TH, 2014, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. José de Paiva Ferreira and, through videoconference, Mr. José Manuel Tejon Borrajo; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to  article 18,  item  I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA:

To appoint Mr. Mauro Cavalcanti de Albuquerque as new member of the Company’s Executive Board.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s  headquarter,  the Company´s  Board  of  Directors  approved  the  appointment, according to Article 17, item III, of the Company’s Bylaws, as Officer without specific designation part of the Company’s Executive Board, with mandate up to the first meeting of the Company’s Board of Directors to be held after the Ordinary Shareholders’ Meeting of 2015, of Mr. Mauro Cavalcanti de Albuquerque, Brazilian, married, banker, bearer of Identity Card RG No. 18980637 SSP/SP, registered with CPF/MF under No. 183.487.198-06, with office at Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia, in the city of São Paulo, State of São Paulo. The Officer just appointed represents that he is not convicted of any crime provided by law, which prevents him from performing business activities, in particular those mentioned in Article 147 of Law No. 6,404/76 and meets the requirements settled on Resolution No. 4,122, of August 2nd, 2012, of the National Monetary Council, and will only be sworn in his respective position after the approval of his appointment by the Central Bank of Brazil.

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[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, December 17th, 2014.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of

Directors Meetings Book of the Company.

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer